Exhibit 3.1C

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

EDIETS.COM, INC.

Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, EDIETS.COM, INC., a Delaware corporation (hereinafter, the “Corporation”), does hereby certify:

FIRST: The name of the corporation is EDIETS.COM, INC.

SECOND: The Certificate of Incorporation of the Corporation is hereby amended by deleting the first two paragraphs of the Fourth article in their entirety and the new paragraphs below are substituted in lieu thereof as follows:

“FOURTH: The Corporation shall have authority to issue two classes of shares to be designated respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have the authority to issue is 51,000,000 shares, of which 50,000,000 shares shall be Common Stock, and 1,000,000 shares shall be Preferred Stock. Each share of Common Stock shall have a par value of $0.001, and each share of Preferred Stock shall have a par value of $0.01.

Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware, each five (5) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be combined and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or any holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, plus any additional fraction of a share of Common Stock to round up to the next whole share.”

THIRD: The foregoing amendment to the Corporation’s Certificate of Incorporation was duly authorized by the Corporation’s Board of Directors and was recommended to the holders of the Corporation’s common stock. The foregoing amendment was approved by a majority of the outstanding shares of the Corporation’s common stock on May 3, 2011 at the Corporation’s 2011 Annual Meeting of Stockholders.

FOURTH: The Corporation’s Board of Directors and stockholders have declared the amendment advisable, duly adopted the amendment, and approved the filing of the amendment with the Delaware Secretary of State in accordance with Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment shall be effective on June 1, 2011 at 9:00 a.m. EST.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 31st day of May, 2011.

EDIETS.COM, INC.

By:	/s/ Kevin N. McGrath
Name:	Kevin N. McGrath
Title:	Chief Executive Officer